Exhibit 99.1

Weibo Reports Fourth Quarter and Fiscal Year 2017 Unaudited Financial Results

BEIJING, China — February 13, 2018 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2017.

Fourth Quarter 2017 Highlights

•                  Net revenues totaled $377.4 million, an increase of 77% year-over-year, exceeding the Company’s guidance between $355 million and $365 million.

•                  Advertising and marketing revenues were $332.3 million, an increase of 77% year-over-year.

•                  Value-added service (“VAS”) revenues were $45.1 million, an increase of 81% year-over-year.

•                  Net income attributable to Weibo was $131.0 million, an increase of 205% year-over-year, and diluted net income per share was $0.58, compared to $0.19 for the same period last year.

•                  Non-GAAP net income attributable to Weibo was $146.0 million, an increase of 90% year-over-year, and non-GAAP diluted net income per share was $0.64, compared to $0.34 for the same period last year.

•                  Adjusted EBITDA was $161.9 million, an increase of 107% year-over-year, or 43% of net revenues, compared to 37% for the same period last year.

•                  Monthly active users (“MAUs”) had a net addition of approximately 79 million users year over year and reached 392 million in December 2017. Mobile MAUs represented 93% of MAUs.

•                  Average daily active users (“DAUs”) had a net addition of approximately 33 million users year over year and reached 172 million in December 2017.

Fiscal Year 2017 Highlights

•                  Net revenues totaled $1.15 billion, an increase of 75% year-over-year.

•                  Advertising and marketing revenues were $996.7 million, an increase of 75% year-over-year.

•                  Value-added service revenues were $153.3 million, an increase of 81% year-over-year.

•                  Net income attributable to Weibo was $352.6 million, an increase of 226% year-over-year, and diluted net income per share was $1.56, compared to $0.48 for the same period last year.

•                  Non-GAAP net income attributable to Weibo was $405.7 million, an increase of 121% year-over-year, and non-GAAP diluted net income per share was $1.80, compared to $0.82 for the same period last year.

•                  Adjusted EBITDA was $471.3 million, an increase of 143% year-over-year, or 41% of net revenues, compared to 30% for the same period last year.

“We are pleased to announce that we have achieved an important milestone as our total revenues for full-year 2017 surpassed $1 billion. Revenues from SMEs, key accounts and non-advertising all saw robust growth, while our profit and user base reached new highs.” said Gaofei Wang, CEO of Weibo. “Weibo’s powerful network effect combined with our continued user growth and user engagements as well as breadth of ad offerings have solidified Weibo as an essential element of mobile marketing in China further strengthens Weibo’s leading position in the social media industry at large.”

Fourth Quarter 2017 Financial Results

For the fourth quarter of 2017, Weibo reported net revenues of $377.4 million, compared to $212.7 million for the same period last year. Advertising and marketing revenues totaled $332.3 million, compared to $187.9 million for the same period last year, and advertising and marketing revenues from small & medium-sized enterprises (“SMEs”) and key accounts were $294.0 million, compared to $163.2 million for the same period last year, or an increase of 80% year-over-year. VAS revenues totaled $45.1 million, compared to $24.9 million for the same period last year.

Costs and expenses for the fourth quarter of 2017 totaled $232.2 million, compared to $149.1 million for the same period last year. The increase in costs and expenses was primarily attributable to more marketing and development expenditures incurred and higher turnover tax costs (resulting from higher revenues). Non-GAAP costs and expenses were $220.0 million, compared to $139.2 million for the same period last year.

Income from operations for the fourth quarter of 2017 was $145.3 million, compared to $63.7 million for the same period last year. Non-GAAP income from operations was $157.5 million, compared to $73.5 million for the same period last year.

Non-operating income for the fourth quarter of 2017 was $1.7 million, compared to a non-operating loss of $21.3 million for the same period last year. Non-operating loss for the fourth quarter of 2016 mainly resulted from $24.2 million impairment on investments, which was excluded under non-GAAP measures. Income tax expenses were $17.0 million, compared to $55 thousand for the same period last year. The increase was primarily due to higher profitability and the change in tax status of the Company’s PRC subsidiary in 2017 from being fully tax exempted to being subject to a reduced enterprise income tax rate of 12.5%.

Net income attributable to Weibo for the fourth quarter of 2017 was $131.0 million, or diluted net income per share of $0.58, compared to $43.0 million for the same period last year, or diluted net income per share of $0.19. Non-GAAP net income attributable to Weibo for the fourth quarter of 2017 was $146.0 million, or diluted net income per share of $0.64, compared to $77.0 million for the same period last year, or diluted net income per share of $0.34.

As of December 31, 2017, Weibo’s cash, cash equivalents and short-term investments totaled $1.79 billion, compared to $396.0 million as of December 31, 2016. Aside from earnings, the increase in cash, cash equivalents and short-term investments was also attributed to the net proceeds received from the issuance of $900 million convertible senior notes. For the fourth quarter of 2017, cash provided by operating activities was $198.3 million, capital expenditures totaled $9.0 million, and depreciation and amortization expenses amounted to $4.5 million.

Fiscal Year 2017 Financial Results

For 2017, Weibo reported net revenues of $1.15 billion, compared to $655.8 million in 2016. Advertising and marketing revenues totaled $996.7 million, compared to $571.0 million in 2016. Advertising and marketing revenues from SMEs and key accounts were $912.1 million, compared to $513.1 million for 2016, or an increase of 78% year-over-year. Revenue from Alibaba was $84.7 million, compared to $57.9 million for 2016. VAS revenues totaled $153.3 million, compared to $84.8 million for 2016.

Costs and expenses for 2017 totaled $742.5 million, compared to $514.8 million for 2016. The increase in costs and expenses was primarily due to an increase in marketing expenses, turnover tax costs (resulting from higher revenues) and payroll-related expenses. Non-GAAP costs and expenses were $693.8 million, compared to $477.2 million for 2016.

Income from operations for 2017 was $407.6 million, compared to $141.0 million for 2016. Non-GAAP income from operations was $456.2 million, compared to $178.6 million for 2016.

Non-operating income for 2017 was $9.6 million, compared to a non-operating loss of $31.0 million for 2016. Non-operating loss for 2016 mainly resulted from investment related impairment of $40.2 million, which was excluded under non-GAAP measures. Income tax expenses were $66.7 million, compared to $4.3 million for the same period last year. The increase was primarily due to higher profitability and the change in tax status of the Company’s PRC subsidiary in 2017 from being fully tax exempted to being subject to a reduced enterprise income tax rate of 12.5%.

Net income attributable to Weibo for 2017 was $352.6 million, or diluted net income per share of $1.56, compared to $108.0 million for 2016, or diluted net income per share of $0.48. Non-GAAP net income attributable to Weibo for 2017 was $405.7 million, or diluted net income per share of $1.80, compared to $183.5 million for 2016, or diluted net income per share of $0.82.

Business Outlook

For the first quarter of 2018, Weibo estimates its net revenues to be between $335 million and $345 million, which assumes an average exchange rate of 6.50 RMB to US$1.00. This forecast reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo’s management team will host a conference call from 6 AM – 7 AM Eastern Time on February 13, 2018 (or 7 PM – 8 PM Beijing Time on February 13, 2018) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com. The conference call can be accessed as follows:

US Toll Free:  +1 866-519-4004

Hong Kong Toll Free:  800-906-601

China Toll Free:  400-620-8038

International:  +65 6713-5090

Passcode for all regions:  6698249

A replay of the conference call will be available from 10:00 AM Eastern Time on February 13, 2018 – 9:00 AM Eastern time on February 21, 2018. The dial-in number is +61 2-8199-0299. The passcode for the replay is 6698249.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, net results of impairment on investments and gain on sale of investments, non-GAAP to GAAP reconciling items for the loss attributable to non-controlling interests, provision for income tax related to the amortization of intangible assets (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses, and depreciation expenses. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others and stay connected with the world. Any user can post a feed and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to its customers, ranging from large companies to small and medium-sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads and promoted feeds. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3017

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2017	2016	2017	2017	2016

Net revenues:
Advertising and marketing	$332,305	$187,870	$276,803	$996,745	$570,982
Value-added service	45,140	24,878	43,232	153,309	84,818
Total net revenues	377,445	212,748	320,035	1,150,054	655,800

Costs and expenses:
Cost of revenues (a)	72,005	49,454	62,428	231,255	171,231
Sales and marketing (a)	92,665	48,006	76,346	275,537	148,283
Product development (a)	57,904	39,869	50,770	193,393	154,088
General and administrative (a)	9,592	11,762	12,037	42,315	41,218
Total costs and expenses	232,166	149,091	201,581	742,500	514,820
Income from operations	145,279	63,657	118,454	407,554	140,980

Non-operating income (loss):
Impairment on and gain on sale of investments, net	(2,683)	(24,232)	(680)	(4,733)	(39,627)
Interest and other income , net	4,363	2,885	4,937	14,290	8,627
	1,680	(21,347)	4,257	9,557	(31,000)

Income before income tax expenses	146,959	42,310	122,711	417,111	109,980
Income tax expenses	(17,045)	(55)	(22,022)	(66,746)	(4,316)

Net income	129,914	42,255	100,689	350,365	105,664
Less: Net loss attributable to noncontrolling interests	(1,068)	(715)	(440)	(2,225)	(2,363)

Net income attributable to Weibo	$130,982	$42,970	$101,129	$352,590	$108,027

Basic net income per share attributable to Weibo	$0.59	$0.20	$0.46	$1.60	$0.50
Diluted net income per share attributable to Weibo	$0.58	$0.19	$0.45	$1.56	$0.48

Shares used in computing basic net income per share attributable to Weibo	222,189	217,464	221,428	220,555	214,745
Shares used in computing diluted net income per share attributable to Weibo	230,465	224,359	225,683	225,363	222,859

(a) Stock-based compensation in each category:
Cost of revenues	$1,067	$801	$1,014	$3,716	$2,616
Sales and marketing	2,216	1,655	2,287	8,264	5,357
Product development	5,248	3,716	6,386	21,879	15,076
General and administrative	3,504	3,547	3,689	14,178	13,853

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,	December 31,
	2017	2016

Assets
Current assets:
Cash and cash equivalents	$1,000,953	$364,766
Short-term investments	791,730	31,188
Accounts receivable, net	170,100	116,054
Prepaid expenses and other current assets	69,233	66,664
Amount due from SINA	16,356	18,565
Current assets subtotal	2,048,372	597,237

Property and equipment, net	33,793	22,816
Goodwill and intangible assets, net	13,937	11,366
Investments	452,337	399,933
Other assets	13,380	5,592
Total assets	$2,561,819	$1,036,944

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$134,950	$48,997
Accrued and other liabilities	268,615	180,142
Deferred revenues	81,311	48,964
Current liabilities subtotal	484,876	278,103

Long-term liabilities:
Convertible debt	879,983	—
Other long-term liabilities	2,166	1,483
Total liabilities	1,367,025	279,586

Shareholders’ equity :
Weibo shareholders’ equity	1,192,587	753,225
Non-controlling interests	2,207	4,133
Total shareholders’ equity	1,194,794	757,358

Total liabilities and shareholders’ equity	$2,561,819	$1,036,944

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	December 31, 2017						December 31, 2016				September 30, 2017
					Non-GAAP					Non-GAAP				Non-GAAP
	Actual		Adjustments		Results		Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising and marketing	$332,305				$332,305		$187,870			$187,870	$276,803			$276,803
Value-added service	45,140				45,140		24,878			24,878	43,232			43,232
Net revenues	$377,445				$377,445		$212,748			$212,748	$320,035			$320,035

			(12,035)	(a)				(9,719)	(a)			(13,376)	(a)
			(163)	(b)				(154)	(b)			(161)	(b)
Total costs and expenses	$232,166		$(12,198)		$219,968		$149,091	$(9,873)		$139,218	$201,581	$(13,537)		$188,044

			12,035	(a)				9,719	(a)			13,376	(a)
			163	(b)				154	(b)			161	(b)
Income from operations	$145,279		$12,198		$157,477		$63,657	$9,873		$73,530	$118,454	$13,537		$131,991

			12,035	(a)
			163	(b)				9,719	(a)			13,376	(a)
			2,683	(c)				154	(b)			161	(b)
			(528)	(d)				24,232	(c)			680	(c)
			(41)	(e)				(72)	(d)			(113)	(d)
			690	(f)				(39)	(e)			(40)	(e)
Net income attributable to Weibo	$130,982		$15,002		$145,984		$42,970	$33,994		$76,964	$101,129	$14,064		$115,193

Diluted net income per share attributable to Weibo	$0.58	*			$0.64	*	$0.19			$0.34	$0.45			$0.51

Shares used in computing diluted net income per share attributable to Weibo	230,465				230,465		224,359			224,359	225,683			225,683

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo					$145,984					$76,964				$115,193
Interest income,net					(5,562)					(2,158)				(5,131)
Income tax expenses					17,086					94				22,062
Depreciation expenses					4,350					3,338				3,733
Adjusted EBITDA					$161,858					$78,238				$135,857

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Twelve months ended
	December 31, 2017					December 31, 2016
				Non-GAAP					Non-GAAP
	Actual	Adjustments		Results		Actual	Adjustments		Results

Advertising and marketing	$996,745			$996,745		$570,982			$570,982
Value-added service	153,309			153,309		84,818			84,818
Net revenues	$1,150,054			$1,150,054		$655,800			$655,800

		(48,037)	(a)				(36,902)	(a)
		(636)	(b)				(716)	(b)
Total costs and expenses	$742,500	$(48,673)		$693,827		$514,820	$(37,618)		$477,202

		48,037	(a)				36,902	(a)
		636	(b)				716	(b)
Income from operations	$407,554	$48,673		$456,227		$140,980	$37,618		$178,598

		48,037	(a)
		636	(b)				36,902	(a)
		4,733	(c)				716	(b)
		(864)	(d)				39,627	(c)
		(159)	(e)				(1,630)	(d)
		690	(f)				(179)	(e)

Net income attributable to Weibo	$352,590	$53,073		$405,663		$108,027	$75,436		$183,463

Diluted net income per share attributable to Weibo	$1.56			$1.80	*	$0.48			$0.82

Shares used in computing diluted net income per share attributable to Weibo	225,363	1,166	(g)	226,529		222,859			222,859

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo				$405,663					$183,463
Interest income, net				(15,947)					(7,552)
Income tax expenses				66,905					4,495
Depreciation expenses				14,693					13,266
Adjusted EBITDA				$471,314					$193,672

(a)	To exclude stock-based compensation.
(b)	To exclude amortization of intangible assets.
(c)	To exclude net results of impairment on investments and gain on sale of investments.
(d)	To exclude non-GAAP to GAAP reconciling items for the loss attributable to non-controlling interests.
(e)	To exclude the provision for income tax related to item (b). Other non-GAAP to GAAP reconciling items have no income tax effect.
Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications.
For impairment on investments, valuation allowances were made for those differences the Company does not expect to realize the benefit in the foreseeable future.
(f)	To exclude the amortization of convertible debt issuance cost.
(g)	To adjust the number of shares for dilution resulted from convertible debt.

* Net income attributable to Weibo is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2017	2016	2017	2017	2016

Net revenues
Advertising and marketing
Small & medium-sized enterprises and key accounts	$293,951	$163,187	$251,456	$912,057	$513,074
Alibaba	38,354	24,683	25,347	84,688	57,908
Subtotal	332,305	187,870	276,803	996,745	570,982

Value-added service	45,140	24,878	43,232	153,309	84,818
	$377,445	$212,748	$320,035	$1,150,054	$655,800